SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  2)

                          HARVEYS CASINO RESORTS
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                                 417826104
                              (CUSIP Number)

                              Nick G. Bouras
                     Richmont Capital Partners I, L.P.
                              4300 Westgrove
                           Dallas, Texas  75248
                              (214) 713-5000

                              with copies to:

                             Thomas W. Briggs
                        Kelly, Hart & Hallman, P.C.
                        201 Main Street, Suite 2500
                         Fort Worth, Texas  76102
                              (817) 332-2500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 4, 1996
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
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     Pursuant to Rule 13d-2(a) of  Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 18, 1996, as Amended by Amendment No. 1 thereto dated December 4, 1996 ("Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Harveys Casino Resorts. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety to read as follows so as to correct the statement in Amendment No. 1 that no money was paid under the Leeds Agreement (as defined below):

     The description set forth in this Item 6 of the Leeds Agreement (as defined below) does not purport to be complete and is qualified in its entirety by reference to the Leeds Agreement, a copy of which was filed as
Exhibit 10.1 to this Schedule 13D Statement.

     On June 1, 1994, RCPI entered into an agreement (the "Leeds Agreement") with Leeds Group, Inc., a Delaware corporation ("Leeds"), pursuant to which RCPI agreed to compensate Leeds for services provided to RCPI based on RCPI's net profit on its investment in 300,000 shares of the Common Stock. Pursuant to the Leeds Agreement, if on May 31, 1996, RCPI had realized a net profit (as calculated pursuant to the terms of the Leeds Agreement) on shares of the Common Stock sold by RCPI prior to May 31, 1996 and on shares of the Common Stock held by RCPI on May 31, 1996 (up to a maximum of 300,000 shares of the Common Stock), a fee in cash or shares of the Common Stock equal to 20% of such net profit was to be paid to Leeds by RCPI. In addition, Leeds could assign its rights and obligations under the Leeds Agreement at any time to Jeffrey T. Leeds or Robert A. Bernstein. $294,150.00 was paid by RCPI pursuant to the Leeds Agreement, which has expired pursuant to its terms.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this  20th day of December, 1996


                              RICHMONT CAPITAL PARTNERS I, L.P.

                              By:  J.R. Investments Corp.,
                                   General Partner



                                   By:   /s/Nick G. Bouras
                                         Nick G. Bouras,
                                         Vice President

                                /s/ Nick G. Bouras
                              Nick G. Bouras


                                /s/ Nick G. Bouras
                              Nick G. Bouras
                              Attorney-in-Fact* for:

                                        Timothy M. Byrd
                                        David B. Holl
                                        Mark C. Landry
                                        Michael D. Weinberg

*    Pursuant to Power of Attorney previously filed as Exhibit 99.1.